September 21, 2007

VIA EDGAR AND FACSIMILE

Tim Buchmiller, Esq.

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	HealthSouth Corporation
Definitive Proxy Statement filed April 2, 2007

File No. 001-10315

Dear Mr. Buchmiller:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” “us,” and the “Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated August 21, 2007 regarding the Company’s Proxy Statement filed on April 2, 2007 (the “Proxy Statement”). HealthSouth acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) that HealthSouth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter of August 21, 2007. The text of each Staff comment appears in bold and HealthSouth’s response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Proxy Statement. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions used in the Proxy Statement.

We note that, for our next proxy statement, we intend to utilize the approaches to compensation disclosure that we have taken in our responses below.

Board Membership and Independence, page 9

1.	You state in the third paragraph that your board of directors considered that, in the ordinary course of business, transactions may occur between HealthSouth and its

Tim Buchmiller, Esq.

United States Securities and Exchange Commission

September 21, 2007

subsidiaries and companies at which some of your directors are or have been officers, but, in each case, the amount of transactions from these companies in each of the last three years did not approach the levels set forth in your Corporate Governance Guidelines. Please provide greater detail so as to fully describe the nature of such transactions, relationships or arrangements. Please see Item 407(a)(3) of Regulation S-K and Instruction 3 to Item 407(a) of Regulation S-K.

Response

1.

As part of our strategic repositioning and turnaround efforts over the last four years, HealthSouth has made significant changes with respect to, and places a renewed emphasis on, the independence of its board of directors. As a result, all of our current directors except for Mr. Grinney are independent directors in accordance with our Corporate Governance Guidelines and the listing standards for the New York Stock Exchange. Additionally, the five standing committees of our board of directors are chaired by and are currently composed solely of independent directors. In general, our board of directors and Corporate Governance Committee now place a high priority on monitoring and verifying the facts that might affect director independence.

Under our Corporate Governance Guidelines, one of the qualifications for being an independent director is that the individual is not, and has not been within the last three years, an executive officer or employee of a “significant customer or supplier” of the Company. Independent status also requires that the director not have an immediate family member with such a relationship to a significant customer or supplier of HealthSouth. Furthermore, our board of directors, in consultation with the Corporate Governance Committee, is responsible for monitoring any transactions between directors and the Company to determine whether they present inappropriate conflicts of interests or impairment of director independence. Within the last three years, our Corporate Governance Committee has reviewed the following related-party transactions and other arrangements which might impact director independence:

▪

One of our directors (who is no longer a member of our board of directors) owned a controlling interest in a business that manufactured a sanitizing product which was used in some of our health care facilities. Decisions to purchase these products were made in the ordinary course of business at the local facility level, and such purchases, in the aggregate, did not approach the threshold set forth in our Corporate Governance Guidelines.

▪

One of our directors, a university professor, serves as the director of a corporate governance institute at the university. The institute hosts an annual education program for public-company directors, which is sponsored by our independent auditor. Although this individual is active in hosting and conducting the educational program, he does not receive any remuneration from our independent auditor for his participation. This individual has never been a member of our audit committee. The Corporate Governance Committee determined that the relationship between our independent auditor and the corporate governance institute did not create an affiliation between the individual and our independent auditor or otherwise impair his independence.

Tim Buchmiller, Esq.

United States Securities and Exchange Commission

September 21, 2007

▪

The son-in-law of one of our directors (who is no longer a member of our board of directors) was president and a director of a medical supply company from which we purchased supplies in the ordinary course of business totaling $92,707 in 2005 and $197,947 in 2004. Considering these aggregate purchase amounts, this supply company was not deemed to be a “significant supplier” to HealthSouth within the meaning of our Corporate Governance Guidelines.

▪

The son of one of our directors (who is no longer a member of our board of directors) was a member of the board of directors of a company with which we entered into a contract during 2005 to provide learning solutions to our employees. The director’s son was not an employee or executive officer of that company. The Corporate Governance Committee considered the following in assessing this transaction: (i) an independent review of the company and the proposed contract were favorable; (ii) the systems that were the subject of the contract were very important to HealthSouth; (iii) neither the director in question nor his son had influenced HealthSouth’s entering into the transaction; and (iv) the director was considering retiring from our board of directors. In light of these factors, the Corporate Governance Committee determined that this related-party transaction was appropriate and recommended its approval to the Special Committee of the board of directors (then in effect), subject to the retirement of this director. The director did retire from our board during 2005.

▪

During 2004, we paid a total of $198,570 in fees to a strategic business consulting firm, in consideration for consulting services. One of our directors (who is no longer a member of our board of directors) was a private investor and principal of the consulting firm at that time. That firm was not deemed to be a “significant supplier” to HealthSouth within the meaning of our Corporate Governance Guidelines.

▪

One of our directors (who is no longer a member of our board of directors) served as a director and interim chief executive officer of a communications services company with which HealthSouth had an ongoing business relationship. The communications company was not considered to be a “significant supplier” to HealthSouth within the meaning of our Corporate Governance Guidelines. During 2005, management informed the Corporate Governance Committee that it was proposing to expand the range of services being obtained from this communications company and that total annual payments would be approximately $100,000. The Corporate Governance Committee determined that the relationship was immaterial and approved the transaction. The director in question resigned from our board later in 2005.

We have reviewed all Corporate Governance Committee minutes from 2004 through 2006, and our review confirms that, other than as described above, no other transactions or interlocking director/officer relationships (including those involving family members) that might affect director independence occurred during that period.

Tim Buchmiller, Esq.

United States Securities and Exchange Commission

September 21, 2007

Role of Independent Consultant, page 20

2.

With respect to the engagement of Mercer Human Resource Consulting, please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a description of the nature and scope of the consultant’s assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. In addition, to the extent any consultant maintains multiple business relationships with the company, you should disclose this and provide a breakdown of the executive compensation-related work and work performed in all other capacities.

Response

2.

During and since 2006, the relationship of Mercer Human Resource Consulting (“Mercer”) with HealthSouth consisted entirely of executive compensation-related work. Mercer was engaged directly by the Compensation Committee. Any other use of Mercer’s services outside of the Compensation Committee required the prior approval of the Compensation Committee. Mercer did assist management, with the Compensation Committee’s prior approval, with a review of the Compensation Discussion & Analysis for the Proxy Statement. Other than this limited project, Mercer provided services only to our Compensation Committee, and provided assistance to HealthSouth in no other capacity.

As stated under “Role of Independent Consultant” on page 20 of the Proxy Statement, the Compensation Committee instructed Mercer to assist in evaluating executive compensation programs and setting executive officers’ compensation. In addition, Mercer was asked to advise the Compensation Committee with respect to compensation trends and best practices, plan design and the reasonableness of individual compensation awards. Mercer presented an executive compensation review and competitive market assessment to the Compensation Committee for its consideration.

Compensation Discussion and Analysis, page 21

3.

You indicate that you reward executives based on individual performance, company performance and the creation of shareholder value. Please expand your discussion of each compensation element to provide greater analysis of how individual and corporate performance and creation of shareholder value specifically contributed to actual 2006 compensation and 2007 incentive awards and restricted stock unit grants for the named executive officers.

Response

3.

Our Compensation Committee has authority to make decisions on base salary, long-term (equity) incentives and short-term (cash) incentives for all of our named executive officers except for the Chief Executive Officer. For our Chief Executive Officer, the Compensation Committee makes a recommendation as to those compensation elements to the independent directors of our board of directors, which then determine and approve the final terms of his compensation. The Compensation Committee, pursuant to its

Tim Buchmiller, Esq.

United States Securities and Exchange Commission

September 21, 2007

charter, is responsible for reviewing the corporate goals and objectives relevant to each executive’s compensation, and it generally has the discretion, in light of those goals and objectives, to make upward or downward adjustments to elements of compensation.

For 2006 and 2007, grants of restricted stock and awards of options to named executive officers (and other employees) are made in accordance with the 1998 Restricted Stock Plan and 2005 Equity Incentive Plan, respectively. The amounts and terms of equity grants under those plans are determined by the Compensation Committee, taking into account the duties of the executives, their present and potential contribution to the success of the Company, and other factors that the Committee may deem relevant; no fixed performance standards apply to these plans. As further discussed in our response to question 4 below, our Compensation Committee regularly compares the value of each executive officer’s equity incentive grants, both as a separate element and as a component of total compensation, against peer-group data for reasonableness and competitiveness; the results of this peer-group comparison are one of the factors the Committee takes into consideration when making new grants. The amounts granted to our named executive officers in spring 2007 are set forth in the narrative discussion following the “Grants of Plan-Based Awards” table at page 29 of the Proxy Statement.

As background to our approach on the 2006 Senior Management Bonus Program, we note that throughout 2005 and 2006, HealthSouth was still in the midst of a significant corporate turnaround. In March 2005, we amended and restated our credit agreement, thereby curing defaults under our prior line of credit. In June 2005, we had completed a reconstruction of our financial statements for the years 2000 through 2003; this was immediately followed by the reconstruction of our financial statements for 2004, which was completed in December 2005. Also during 2005, we settled (i) with the Department of Justice’s civil division and other parties regarding alleged fraudulent Medicare cost reports and other violations of federal health care program requirements; (ii) with the Centers for Medicare & Medicaid Services, acting on behalf of the Department of Health and Human Services, to resolve issues associated with various Medicare cost reporting practices; and (iii) with the Commission regarding alleged violations of the antifraud, reporting, books-and-records, and internal controls provisions of the federal securities laws. During that time we made progress towards settlement of the claims filed against us in federal securities class actions and derivative litigation relating to financial reporting and related activity that occurred at the Company. Additionally, we were preparing for and negotiating the divestitures of three of our four operating divisions. Against the backdrop of these challenges and developments, as part of our corporate turnaround, the Company made a number of significant accomplishments in 2006:

▪

We completed several recapitalization transactions resulting in, we believe, reduced refinancing risk, enhanced operational flexibility, an improved credit profile, and the ability to pre-pay a significant portion of our long-term debt.

▪

We received court approval of our settlement with the lead plaintiffs in the federal securities class actions and the derivative litigation, as well as with our insurance carriers, relating to claims filed against us, certain of our former directors and officers, and certain other parties. This settlement disposed of the last of the major litigation pending against us.

Tim Buchmiller, Esq.

United States Securities and Exchange Commission

September 21, 2007

▪	We reached a non-prosecution agreement with the United States Department of Justice with respect to the accounting fraud committed by members of our former management.

▪	We created and implemented comprehensive compliance and internal controls programs, in conjunction with the remediation of numerous internal control weaknesses.

▪	We recruited the remaining members of our senior management team.

▪	Our common stock was relisted on the New York Stock Exchange.

HealthSouth determined that these significant goals reflect upon individual performance, are important components of company performance and form the foundation for long-term stockholder value. Accordingly, these goals were incorporated into our 2006 Senior Management Bonus Program, in part under the quantitative objectives described at page 22 of the Proxy Statement and in part under the qualitative objectives described at pages 22-23 of the Proxy Statement. Please also see Exhibit A to this letter, and in particular footnotes (ii) and (iv), for further description of how objectives under the 2006 Senior Management Bonus Program were weighed and evaluated to arrive at final bonus amounts. Management communicated with our Compensation Committee regularly to report on the status of objectives and to provide confirmation of their achievement. Bonus payouts under the 2006 Senior Management Bonus Program were made in cash in spring 2007; the actual amounts paid are disclosed in the Summary Compensation Table of our Proxy Statement at page 28, under the column “Non-Equity Incentive Plan Compensation.”

The quantitative objectives and qualitative goals for our 2007 bonus program will be described in our next proxy statement.

4.

Given that you benchmark the compensation of your named executive officers, please expand your disclosure to address how you target each element of compensation against the comparator companies. Please specify how each element of compensation relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments fell within the targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response

4.

Our executive compensation program targets total direct compensation (“TDC”) between the 50th and 75th percentiles of our survey group (which is a broader set than our twelve-company peer group for 2006). In light of the fact that HealthSouth has been in a turnaround and restructuring mode since 2003, our Compensation Committee recognized that our peer group has limited comparative value and that variations from its targeted

Tim Buchmiller, Esq.

United States Securities and Exchange Commission

September 21, 2007

range might in some cases be appropriate. We do not specifically target the percentile range for each component of compensation, but do analyze the components for reasonableness and competitiveness. With the assistance of the Compensation Committee’s consultant, we compared the components of TDC for our executive officers--base pay, incentive pay and equity value--against the peer group to determine our level of competitiveness. Although the TDC opportunity for our named executive officers approached the 70th percentile of the peer group, actual TDC earned was well below our targeted TDC. This lower value was a result of HealthSouth’s performance relative to our peers on a number of growth and fundamental return measures. The lower TDC values indicate that our incentive and equity awards are aligned with performance.

We also note that HealthSouth made its 2006 TDC arrangements recognizing that, because we have been in a restructuring mode, HealthSouth has not made available the types of longer-term benefit programs that might be available to executives at other companies, such as pension, deferred compensation or executive retirement plans. As such, we placed more emphasis on cash compensation elements in 2006.

Equity Incentives, page 23

5.

You disclose that grants of restricted stock and option awards are “generally” made at the February board meeting, but we note that such grants have been made on other dates; for example, the equity grants that were made on November 17, 2005. As such, it does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A which discusses the concepts you should consider when drafting disclosure relating to option timing. Please give adequate consideration to the elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

Response

5.

Our 2005 Key Executive Incentive Program (the “Retention Program”) was adopted to respond to unusual and pressing recruitment and employee-retention needs that we were experiencing in fall 2005, due to HealthSouth’s recent history, uncertainties in regulations that are important to our business, and the turnaround and divestiture efforts under way at that time. The equity grants made on November 17, 2005 were one-time only grants under the Retention Program, with awards payable over a three-year period. Their timing coincided with the Retention Program’s adoption by our board of directors. The grants were not coordinated with any release of material non-public information. All equity and cash components available under the Retention Program were granted on the same date, and, accordingly, there is no future schedule or general practice associated with grants under this Retention Program.

As stated in the referenced “Equity Incentives” section, our continuing general practice is to grant restricted stock under our 1998 Restricted Stock Plan and to award options under our 2005 Equity Incentive Plan at the February meeting of our board of directors. During 2006, some new employees who were hired after the February grants received pro rata equity incentive grants at the time of their hire. While our scheduling of grants and

Tim Buchmiller, Esq.

United States Securities and Exchange Commission

September 21, 2007

awards is not intended to coordinate with the release of material non-public information in the manner contemplated by Section II.A.2.b of the referenced Release, we note that it is possible that grants and awards may be made while the board or Compensation Committee is in possession of material non-public information. We have considered and will continue to consider the impact of Section II.A of Release 33-8732A on our future proxy statement disclosures.

Key Executive Incentive Program, page 24

6.	Please describe the “liquidity standards” established by HealthSouth and explain how you will determine whether these standards have been met.

Response

6.

As discussed above, the Retention Program was adopted in fall 2005 to respond to unusual, severe recruitment and employee-retention needs that we were experiencing at that particular point in our Company’s history. Accordingly, the Retention Program was structured to keep our key management team intact and to be an effective deterrent to officers’ leaving the Company during our restructuring and transition phase. Employees participating in the Retention Program are eligible for cash bonus payments scheduled for January 1 in each of 2007, 2008 and 2009, subject to the participant remaining employed in good standing on a full-time basis, and further subject to the following liquidity conditions. A particular bonus will paid only if the Compensation Committee, in its discretion, projects that the Company, after payment of the scheduled bonus installment to participants, will have sufficient cash reserves for it to be able to meet all of its debt service obligations, pay all normal operating expenses and meet emergency needs. In considering the future financial obligations of the Company, the Committee will take into account the timing of payments due, the levels of existing reserves for emergency spending requirements and other factors it deems relevant.

In contrast to the Retention Program, our Senior Management Bonus Program is a regular, ongoing cash incentive plan under which payments are contingent on fixed performance targets and standards. Under this Program for 2006 and 2007, “liquidity standards” refers to specific targets for the Company’s Adjusted Consolidated EBITDA (as defined in our 2006 Credit Agreement and described in our amended Annual Report on Form 10-K for 2006). Because our creditors view and utilize Adjusted Consolidated EBITDA as a measure of the Company’s continuing earnings and cash generation capacity, Adjusted Consolidated EBITDA is the key component of certain material covenants contained within our 2006 Credit Agreement, which represents a substantial portion of our capitalization. Accordingly, for 2006 and 2007, the Company determined that Adjusted Consolidated EBITDA is also important to evaluating executive performance. As discussed in the Proxy Statement beginning at page 21 under the subheading “Elements of Executive Compensation—Bonus”, the Compensation Committee sets a specific Adjusted Consolidated EBITDA target for this Program, as well as other quantitative Company goals, on which cash bonuses are contingent.

Tim Buchmiller, Esq.

United States Securities and Exchange Commission

September 21, 2007

Grants of Plan-Based Awards During 2006, page 29

7.

Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the table. For example, please describe the material terms of the non-equity incentive plan awards, including a description of the formula or criteria to be applied in determining the amounts payable under those awards and a description of any performance-based conditions and other material conditions that are applicable to the awards. Refer to Item 402(e) of Regulation S-K.

Response

7.

On Exhibit A to this letter, we have reproduced the Grants of Plan-Based Awards During 2006 table and added footnotes which provide a narrative description of the material factors necessary to an understanding of the information disclosed in the table. We have expanded our disclosures in the table to report equity incentive components on different line items, even though the grant dates are the same, for more clarity as to their terms. We intend to utilize this approach in providing the disclosure required by Item 402(d) and (e) in our next proxy statement.

Please note that the amounts previously reported in column (g) are the 2007 grants discussed immediately following the table in the Proxy Statement, and these have been removed from the table on the attached Exhibit A; we believe that this change is immaterial to stockholder evaluations of the Proxy Statement.

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 970-7712.

Sincerely,

/S/ JOHN P. WHITTINGTON

John P. Whittington

Executive Vice President, General Counsel and Secretary

cc:	Jay Grinney, President and Chief Executive Officer

John L. Workman, Executive Vice President and Chief Financial Officer

Edward A. Blechschmidt, Chairman of Audit Committee
Leo I. Higdon, Chairman of Compensation Committee
Robert B. Pincus, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A

Grants of Plan-Based Awards During 2006

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[i]			Estimated Future Payouts Under Equity Incentive Plan Awards
Name/Award	Grant Date	Thresholdii ($)	Targetiii ($)	Maximumiv ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[v] (#)	All Other Option Awards: Number of Securities Underlying Optionsvi (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Equity Awards ($)
Jay Grinney
Cash incentive	2/23/2006	355,489	889,623	1,245,471	–	–	–
RSA	2/23/2006				–	–	–	20,000			531,000
Stock options	2/23/2006				–	–	–		150,000	26.55	2,507,850
Michael D. Snow
Cash incentive	2/23/2006	181,269	517,912	699,180	–	–	–
RSA	2/23/2006				–	–	–	20,000			531,000
Stock options	2/23/2006				–	–	–		28,000	26.55	361,256
John L. Workman
Cash incentive	2/23/2006	128,625	367,500	496,125	–	–	–
RSA	2/23/2006				–	–	–	11,000			292,050
Stock options	2/23/2006				–	–	–		22,000	26.55	283,844
John Markus
Cash incentive	2/23/2006	70,196	233,986	257,385		–	–
RSA	2/23/2006				–	–	–	6,000			159,300
Stock options	2/23/2006				–	–	–		13,000	26.55	167,726
James C. Foxworthy
Cash incentive	2/23/2006	60,840	202,800	223,080	–	–	–
RSA	2/23/2006				–	–	–	6,000			159,300
Stock options	2/23/2006				–	–	–		13,000	26.55	167,726
Mark J. Tarr
Cash incentive	2/23/2006	20,412	204,120	285,768	–	–	–
RSA	2/23/2006				–	–	–	6,000			159,300
Stock options	2/23/2006				–	–	–		12,000	26.55	154,824

_________________________

i The payments described in the three columns below are cash amounts provided for by our 2006 Senior Management Bonus Program. This program is also described beginning at page 21 of our Proxy Statement in the subsection titled “Bonus” under “Executive Compensation—Compensation Discussion and Analysis”. Final payments under the 2006 program were calculated and paid in spring 2007 and are reflected in our Proxy Statement on the Summary Compensation Chart under the heading “Non-Equity Incentive Plan Compensation.”

ii Under our 2006 Senior Management Bonus Program, as described on page 22 of the Proxy Statement, we first calculate a target bonus amount for each executive officer, based upon a specific percentage of his base salary. Then we analyze certain quantitative objectives for the Company and for each executive officer (with the particular objectives and relative weights having been determined for each particular officer at the grant date), resulting in a weighted average score. This score determines whether and to what extent he will receive the quantitative achievement portion of the bonus; the portion of the score relating to Company objectives must be at least 85% in order for any portion of this quantitative achievement bonus to be paid. Finally, our board of directors will consider the Company qualitative goals described on page 23 of the Proxy Statement and will determine whether and to what extent program participants will receive the qualitative achievement portion of the bonus. The threshold amounts in this column assume: (i) that the Company objectives portion of the quantitative score was 85% but the individual objectives portion was 0%, resulting in payment of the minimum quantitative portion of the bonus, and (ii) that none of the qualitative requirements were satisfied, resulting in payment of no qualitative bonus. Under the assumption of a Company quantitative objectives score being 85%, we would apply the named executive officer’s Company quantitative objectives percentage (which, for Mr. Grinney as an example, would be of 80%) to the Target Bonus dollar amount. Then, following the interpolation procedures discussed on pages 22-23 of the Proxy Statement, we would divide this amount by half to arrive at the final bonus payment.

iii See first table on page 22. The target amount for each named executive officer is his base salary multiplied by his particular target bonus percentage.

iv The maximum payment amounts in this column assume: (i) that all Company quantitative objectives and individual objectives were achieved and that the weighted average score for the quantitative portion was 115%, resulting in payment of the maximum quantitative portion of the bonus, and (ii) that no qualitative portion of the bonus was paid. Under these assumptions, we would apply a percentage of 80% to the target bonus dollar amount and then, applying the interpolation procedures discussed on page 22 of the Proxy Statement, multiply this amount by 1.5. Because all individual objectives were achieved, we would add 20% of the target bonus amount to arrive at the final bonus payment. Because the board of directors has sole discretion over whether and in what amounts qualitative portions of bonuses will be paid, it is not possible for these reported maximums to include an estimate for the qualitative component.

v Awards which are designated as RSA in the first column on this table are restricted stock awards made in 2006 under our 1998 Restricted Stock Plan, which is described in our Proxy Statement in the section titled “Executive Compensation—Equity Compensation Plan Information” beginning at page 34. For these awards, the number of shares of restricted stock set forth below will vest in full on the third anniversary of grant, provided that the officer is still employed with the Company; a change in control of the Company will also cause these awards to immediately become vested in full. The recipients of these awards will not have voting rights or rights to receive dividends on these shares unless and until they have vested.

vi All stock options grants in 2006 set forth below were made under our 2005 Equity Incentive Plan, which is described in our Proxy Statement in the section titled “Executive Compensation—Equity Compensation Plan Information” at page 35. These option awards will vest, subject to the officer’s continued employment with the Company, in three equal annual installments beginning on the first anniversary of grant; a change in control of the Company will also cause these options to immediately become vested in full.